August 13, 2007


WALL ST
BROAD ST

Domestic Markets in Review: July 2007

Domestic equity markets began the month of July on a positive note, supported by solid economic fundamentals including a strong June jobs report and upbeat consumer sentiment readings. On July 19th, the S&P 500 Index reached a record high and the Dow Jones Industrial Average exceeded 14,000. By the end of the month, however, both indices declined more than -5 percent from these peaks driven by continuing weakness in the U.S. housing sector, another monthly increase in oil prices of over +10 percent, and growing problems in debt markets, particularly the U.S. mortgage market and its subprime subcomponent.

July Performance Returns Available

Sit Mutual Funds' July 2007 performance returns are available. To view the results go to the Performance page.


TwinCities
BUSINESS
The Journey of Gene Sit

Twin Cities Business Magazine features Chairman and Chief Investment Officer Gene Sit.

- Printable Version

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

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